SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

Commission file number 0-29816

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Triad Hospitals, Inc. Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Triad Hospitals, Inc.

5800 Tennyson Parkway

Plano, Texas 75024

(214) 473-7000

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Triad Hospitals, Inc. Retirement Savings Plan

As of December 31, 2004 and 2003, and for the Year ended December 31, 2004

Triad Hospitals, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedule

As of December 31, 2004 and 2003,

and for the Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Plan Administrator

Triad Hospitals, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Triad Hospitals, Inc. Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP Ernst & Young LLP

Dallas, Texas

May 25, 2005

Triad Hospitals, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Investments:
Triad Hospitals, Inc. common stock	$53,253,538	$46,904,479
Triad Hospitals, Inc. common stock (unallocated)	55,815,000	59,886,000
Registered investment companies	744,916,324	667,320,468
Collective short-term investment fund	2,448,559	1,066,991
Participant loans	12,627,867	10,954,590

Total investments	869,061,288	786,132,528

Receivables:
Employer matching contribution	885,174	558,161
Employer supplemental contribution	25,702,818	23,765,286
Participants contributions	1,214,185	—
Interest and dividends	860,011	708,875

Total receivables	28,662,188	25,032,322

Total assets	897,723,476	811,164,850

Liabilities
Note payable to Triad Hospitals, Inc.	15,997,686	19,406,061
Other	288,495	119,056

Total liabilities	16,286,181	19,525,117

Net assets available for benefits	$881,437,295	$791,639,733

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Investment income:
Net appreciation in fair value of investments	$59,202,388
Interest and dividends	9,847,622

69,050,010

Contributions:
Participants	65,867,471
Employer matching	16,804,140
Employer retirement	4,669,769
Employer supplemental	25,702,818
Rollovers	8,498,982

121,543,180

Deductions:
Benefits paid to participants	93,144,982
Interest expense	1,261,394
Administrative expenses	3,573,036
Transfer to other plan	2,816,216

Total deductions	100,795,628

Net increase	89,797,562
Net assets available for benefits at beginning of year	791,639,733

Net assets available for benefits at end of year	$881,437,295

See accompanying notes.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of Triad Hospitals, Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

Triad Hospitals, Inc. (the Company or Triad) was formed May 11, 1999 (the closing date) upon completion of a spin-off by HCA Inc. (HCA). Triad established the Plan effective on the closing date.

The Plan replaced benefits previously provided by HCA through the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan, Columbia/HCA Salary Deferral Plan, Columbia/HCA Healthcare Corporation Stock Bonus Plan, HealthTrust, Inc. 401(k) Retirement Program, and/or the EPIC Healthcare Group, Inc. Profit Sharing Plan (collectively referred to hereinafter as the Prior Plans).

On April 27, 2001, the Company acquired Quorum Health Group, Inc. (Quorum). Effective January 1, 2002, all participants of the Quorum 401(k) Plan, with the exception of the individuals employed under Abilene Physicians Group and Northwest Primary Care Physicians, P.A., became participants in the Plan.

Effective October 1, 2003, the Company acquired McKenzie-Willamette Hospital and all affected employees became participants in the Plan.

Effective December 1, 2003, the Company acquired Woodward Regional Hospital and all affected employees became participants in the Plan.

Effective December 1, 2003, the Company sold Cambio Health Solutions, LLC. Effective March 31, 2004, the affected employees’ assets of $2,816,216 were transferred out of the Plan.

Effective December 1, 2003, the Company completed the acquisitions of St. Mary’s Regional Medical Center, Central Arkansas Hospital, NEA Regional Medical Center, and National Park Medical Center. The employees of these four acquired facilities became participants in the Plan during March 2004.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective October 1, 2004, the Company completed the acquisition of Dukes Memorial Hospital and the employees of this facility became participants in the Plan.

During 2004, the Company sold El Dorado Hospital, Medical Center at Terrell, Alice Regional Hospital, and San Leandro Hospital. Upon the effective date of each of these sales, the affected employees were no longer eligible to contribute to the Plan; however, their account balances remain in the Plan.

The Plan is a defined contribution plan which provides retirement, disability, and death benefits for substantially all of the employees of the Company. The Plan covers employees of the Company who have at least two months of service. Employees whose employment is subject to a collective bargaining agreement (unless such agreement provides to the contrary) and leased employees are not entitled to participate in the Plan. All individuals who were employed by the Company on the closing date and who were active participants in one or more of the Prior Plans became participants of the Plan on the closing date. A component of the Plan operates as a leveraged employee stock ownership program (Employer Retirement) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the Code). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Upon completion of two months of service, as defined by the Plan, non-highly compensated and highly compensated participants may voluntarily elect to defer salary and contribute the amount deferred to the Plan (participants’ contributions) in amounts up to 50% and 13% of their annual compensation, respectively. Additionally, participants may also rollover amounts representing distributions from other qualified plans.

The Company contributes, on behalf of each participant, an amount equal to 50% of a participant’s contribution (Employer Matching Contribution), not to exceed 1.5% of the participant’s compensation.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

The Company makes an Annual Employer Contribution, which is allocated to eligible participants. For a participant to be eligible to receive their portion of the Annual Employer Contribution, the participant must have been employed by the Company on the first day of the Plan year, have completed at least one year of service, and, as of the last day of the Plan year, must have been actively employed.

The Annual Employer Contribution calculation is based on the following schedule:

Years of Service on Last Day of Plan Year	Allocation as a Percent of Participant’s Compensation
Less than 5	2
5 but less than 10	3
10 or more	5

The Annual Employer Contribution consists of an ESOP Contribution (Employer Retirement Contribution) equal to 300,000 shares of Triad Hospitals, Inc. common stock (Triad common stock) (see Note 3) at the present market value on December 31 relating to the Note Payable to Triad (see Note 4) and any remaining amount due, if necessary, is remitted to the Plan in the form of cash (Employer Supplemental Contribution).

Participants may direct all participant contributions, the Employer Matching Contribution and the Employer Supplemental Contribution to several different Plan investment options, except Triad common stock. The Employer Retirement Contribution is remitted in Triad common stock and are non-participant directed until a participant has obtained age 55.

Effective December 31, 2001, Barberton Union Employees were allowed to participate in the Plan. However, they are excluded from receiving Employer Matching Contributions and Annual Employer Contributions (consisting of the Employer Retirement Contribution and the Employer Supplemental Contribution).

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution and Employer Matching Contribution, and the participant’s allocation of any applicable Employer Retirement and Supplemental Contributions, and investment earnings, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested with respect to their participant’s contributions plus earnings (including the net appreciation (depreciation) in fair value) thereon. Vesting of the Employer Matching, Employer Retirement and Supplemental Contributions plus earnings thereon is as follows:

Years of Service	Vested Percentage
<2	0%
2-3	20%
3-4	40%
4-5	60%
5+	100%

All balances transferred from the Prior Plans and associated earnings are 100% vested, with the exception of the Columbia/HCA Healthcare Corporation Money Purchase Pension Plan and the Columbia/HCA Healthcare Corporation Stock Bonus Plan. Vesting provisions for former participants of these plans is based on years of continuous service. These participants are vested 20% after three years of service. An additional 20% is vested with each additional year of service until the participant becomes fully vested after seven years of service.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from their account subject to a minimum of $1,000, and up to a maximum of $50,000 less the highest outstanding loan balance in the preceding twelve months, or the lesser of 50% of vested balances in all accounts available for loans, as defined by the Plan. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest is paid ratably through payroll deductions. The interest rate is determined based on the prime rate charged by The Northern Trust Company (the Trustee).

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant becomes 100% vested and may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum or annuity payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. In-service withdrawals are available for a participant upon attainment of age 59 1/2. Hardship withdrawals are available for a participant experiencing qualifying circumstances.

Forfeited Accounts

Forfeitures attributable to Employer Retirement Contributions are allocated to accounts of participants employed on the last day of the Plan year in which such forfeitures are created, pro rata based on participants Employer Retirement Contribution account balances. During the year ended December 31, 2004, $851,013 of forfeitures attributable to Employer Retirement Contributions were allocated to participants’ accounts. Any other forfeitures are utilized to reduce the Employer Matching Contribution and any Employer Supplemental Contribution. During the year ended December 31, 2004, these other forfeited amounts, totaling $2,632,422, were used to reduce the Employer Supplemental Contribution made to the Plan.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Shares of registered investment companies are valued at fair value based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at fair value based on its quoted market price. The collective short-term investment fund is valued at fair value as determined by the Trustee based on the quoted market price of the underlying assets of the fund. Participant loans are valued at their carrying value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Certain administrative expenses are paid by the Plan.

3. Investments

During 1999, the Plan purchased 3,000,000 shares of Triad common stock for use in connection with the Employer Retirement component of the Plan (Employer Retirement stock). The Employer Retirement stock is held in a secondary trust which is administered by U.S. Trust Company, N.A. (the Secondary Trustee). The Employer Retirement stock is collateral for the Triad Note (see Note 4). As payments are made on the Triad Note, shares are released from collateral based upon the ratio of principal and interest paid during the period over the total principal and interest payments due under the Triad Note.

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Released shares are allocated to participant accounts in accordance with the Employer Retirement allocation. Participants do not have any investment discretion regarding the Employer Retirement stock allocated to their accounts. Participants can direct the voting of Employer Retirement stock allocated to their account. The Secondary Trustee votes any unallocated Employer Retirement stock and any allocated Employer Retirement stock for which the Secondary Trustee did not receive voting directions proportionately in accordance with the voting directions that were received. As of December 31, 2004, a total of 1,800,000 shares in total have been released from collateral.

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During 2004, the Plan’s investments (including investments bought, sold, and held during the period) appreciated in value as follows:

Registered investment companies	$47,341,959
Triad Hospitals, Inc. Common Stock	11,860,429

$59,202,388

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31 are:

2004
Triad Hospitals, Inc. Common Stock	$109,068,538
Core Equity Fund	146,006,952
PIMCO Total Return Fund	142,231,011
Invesco Stable Value Fund	224,416,462
Janus Small Cap Value Fund	142,104,189
Julius Baer International Equity Fund	56,233,228

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

2003
Triad Hospitals, Inc. Common Stock	$106,790,479
Core Equity Fund	136,706,585
PIMCO Total Return Fund	127,602,136
Invesco Stable Value Fund	208,347,163
Janus Small Cap Value Fund	127,863,190
Putnam International Growth A Fund	40,012,808

4. Note Payable to Triad

In June 1999, the Plan borrowed $34,500,000 from the Company and used the proceeds to purchase the Employer Retirement stock (see Note 3). The Note Payable to Triad (Triad Note) is to be repaid annually in equal annual installments of $4,669,769 (principal and interest) over a period of ten years at 6.5% interest. The Triad Note requires the Company to make Employer Retirement Contributions in amounts sufficient to cover the required principal and interest payments. The Triad Note is collateralized by the Employer Retirement stock. Making the payment under the Triad Note results in shares of Triad common stock being released from collateral under the Triad Note. The Company has no rights against the shares once the Employer Retirement stock is allocated to participant accounts. As of December 31, 2004, payments due under the Triad Note and the schedule for release of Employer Retirement stock from collateral was as follows:

	Principal	Shares of Stock to Be Released
2005	$3,629,919	300,000
2006	3,865,864	300,000
2007	4,117,145	300,000
2008	4,384,758	300,000

	$15,997,686

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

5. Non-Participant Directed Employer Retirement Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed Employer Retirement investments is as follows:

	December 31, 2004
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. common stock (1,431,161 shares allocated and 1,500,000 shares unallocated	$41,903,967	$55,815,000
Note payable to Triad	—	(15,997,686)

	$41,903,967	$39,817,314

	December 31, 2003
	Allocated	Unallocated
Net assets:
Triad Hospitals, Inc. common stock	$33,316,811	$59,886,000
Note payable to Triad	—	(19,406,061)

	$33,316,811	$40,479,939

	Year ended December 31, 2004
	Allocated	Unallocated
Net appreciation in fair value of investments	$3,483,511	$7,092,000
Interest	8,911	—
Employer retirement contribution	—	4,669,769
Benefits paid to participants	(4,788,470)	—
Transfers	11,550,007	(11,163,000)
Interest expense	—	(1,261,394)
Administrative expenses	(7,229)	—
Transfer to other plan	(1,659,574)	—

	$8,587,156	$(662,625)

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

6. Related Party Transactions

Certain plan investments are managed by an affiliate of the Trustee. Certain other plan investments are shares of Triad Hospitals, Inc. common stock.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested with regard to their Employer Matching Contribution, and Employer Retirement and Supplemental Contributions.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 7, 2000, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to Form 5500:

	2004	2003
Net assets available for benefits per the financial statements	$881,437,295	$791,639,733
Amounts allocated to withdrawing participants	(194,056)	(41,135)
Deemed distributions	(457,140)	—

Net assets available for benefits per the Form 5500	$880,786,099	$791,598,598

Triad Hospitals, Inc. Retirement Savings Plan

Notes to Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004, to Form 5500:

Benefits paid to participants per the financial statements	$93,144,982
Add: Amounts allocated to withdrawing participants at December 3l, 2004	194,056
Less: Amounts allocated to withdrawing participants at December 3l, 2003	(41,135)

Benefits paid to participants per Form 5500	$93,297,903

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of deemed distributions per the financial statements for the year ended December 31, 2004, to Form 5500:

Deemed distributions per the financial statements	$—
Add: Deemed distributions at December 31, 2004	457,140

Deemed distributions per the Form 5500	$457,140

The financial statements differ from the Form 5500 due to the Form 5500 recording deemed distributions.

Supplemental Schedule

Triad Hospitals, Inc. Retirement Savings Plan

Schedule H; Line 4i – Schedule of Assets (Held At End of Year)

EIN: 75-2816101    Plan #: 001

December 31, 2004

(a)	(b) Identity of Issue, Borrower, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Triad Hospitals, Inc.	Common Stock (Employer Retirement stock/non-participant-directed)	$30,200,702	$97,718,967
*	Triad Hospitals, Inc.	Common Stock	**	11,349,571
	STI Classic Capital Appreciation Trust	Core Equity Fund	**	146,006,952
	Pacific Investment Management Company	PIMCO Total Return Fund	**	142,231,011
	Invesco	Invesco Stable Value Fund	**	224,416,462
	Janus Funds	Janus Small Cap Value Fund	**	142,104,189
	Julius Baer	Julius Baer International Equity Fund	**	56,233,228
	Barclays Global Investors	BGI Equity Index H Fund	**	33,924,482
*	The Northern Trust Company	Collective Short-Term Investment Fund	**	2,448,559
*	Participant Loans	General purpose loans, interest rates ranging from 4% to 9.5%	—	12,627,867

				$869,061,288

*	Party-in-interest
**	Reporting not required because investment is participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Triad Hospitals, Inc. Retirement Savings Plan

Date: June 28, 2005	By	/s/ Ricky E. Thomason
Ricky E. Thomason
Vice President of Human Resources

EXHIBIT INDEX

Exhibit Number	Seq. Description	Page No.
23.1	Consent of Independent Registered Public Accounting Firm	18